Exhibit 99.40

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations (“NI 51-102”)

1.	Names of the parties to the transaction

WonderFi Technologies Inc. (formerly Austpro Energy Corporation) (the “Company”), DeFi Ventures Inc. (“DeFi”) and 1302107 B.C. Ltd. (“Subco”), a wholly-owned subsidiary of the Company.

2.	Description of the transaction

On August 30, 2021, the Company acquired all of the issued and outstanding shares of DeFi by way of a three-cornered amalgamation that constituted a “reverse takeover” (as defined in NI 51-102) of the Company by DeFi (the “Transaction”), with DeFi as the reverse takeover acquirer. The Transaction was completed pursuant to the terms of an amalgamation agreement dated June 3, 2021, among the Company, DeFi and Subco, under which DeFi and Subco combined their businesses to form one corporation, WonderFi Digital Inc., a wholly-owned subsidiary of the Company, and the shareholders of DeFi were issued an aggregate of 59,188,675 common shares in the capital of the Company in exchange for their common shares in the capital of DeFi, which represented approximately 97.2% of the issued and outstanding common shares of the Company as at the closing of the Transaction. As a result of the closing of the Transaction, the Company will now carry on the business previously carried on by DeFi.

In connection with the Transaction, the Company changed its name to “WonderFi Technologies Inc.”, effective as of August 25, 2021.

3.	Effective date of the transaction

August 30, 2021.

4.	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Not applicable.

5.	Date of the reporting issuer’s first financial year-end subsequent to the transaction

The first financial year end of the Company subsequent to the Transaction will be December 31, which was the financial year end of DeFi prior to the Transaction. The Company’s financial year end prior to the Transaction was June 30.

6.	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the company’s first financial year subsequent to the transaction

The Company will file interim financial statements of DeFi for the period ended June 30, 2021, within 10 days of the closing of the Transaction.

The Company will file its audited annual financial statements for the year ended June 30, 2021 (the former financial year end of the Company), on or before October 30, 2021.

7.	Documents filed that describe the transaction and where those documents can be found in electronic format

Additional details with respect to the Transaction are available in the Company’s filing statement dated August 20, 2021, which is available under the Company’s profile on SEDAR at www.sedar.com.

DATED this 30th day of August, 2021.

WONDERFI TECHNOLOGIES INC.

By:	“Ben Samaroo”
Name: Ben Samaroo
Title: Chief Executive Officer